Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Information Posted to Company Intranet

2Q Earnings Recap: Bob Blue and Gina Elbert Answer Employee Questions

On July 31, Dominion Energy announced its second-quarter 2026 earnings results. On Aug. 5, Bob Blue, president and CEO, and Gina Elbert, senior vice president, chief legal officer and human resources officer, met with employees to share key highlights from the earnings call and answered their questions.

The conversation was engaging and insightful, covering topics such as:

•	Proposed NextEra Energy merger and integration planning

•	Reliability, growth and generation planning

•	Customer service, affordability and community commitment

Watch a highlight reel from the meeting featuring key moments from the discussion. For more details on the second-quarter earnings call, see this recent press release.

Excerpts from Q2 Earnings Recap Employee Question and Answer Session Posted to Company Intranet

Dominion Energy Employee

So, my question is related to the integration efforts revolving around the merger. Curious to know what you guys think the biggest challenge will be revolving around integration of corporate cultures and how we as employees can help prepare for that challenge?

Gina Elbert

Senior Vice President and Chief Legal and Human Resources Officer, Dominion Energy, Inc.

Yeah, I mean, I think the integration so far, those efforts are kind of a microcosm of what it looks like when we eventually are one company and can tell you they’ve approached it very thoughtfully, very collaboratively, very much the way that we would have approached something like that. And that’s been really encouraging. They, you know, everything that Bob said is definitely true. I also think that they greatly admire and acknowledge our culture. They don’t have a sense that they need to come in and like, fix it or change it or anything like that. They’re really looking at it as like, we’re combining these two amazing companies with this list of accomplishments and two very strong cultures into something even better. So the way that they’ve approached it is very encouraging to me, and we’ll have a lot of folks that are involved in the integration starting to have those interactions and build those links and start to build those cultures, that culture, even before we close. So, I think we’re already off to a really positive start there.

Dominion Energy Employee

As someone who’s customer facing, we see things from the commission, we see things from legislators all over the place, from our customers. And the customers are frequently these days because of the news and because of different people presenting things about the data centers, about AI and so forth. They’re concerned about reliability and affordability. And so they look to us to tell them it’s going to be okay.

And so, we try to do that. But my question is, as a front-line employee talking to our customers directly, what would your suggestion be about how we can relate this message to them?

Robert M. Blue

Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah. Well, I mean, you probably know better than I do what works with particular customers, because one thing about our company is, given that we that we serve, there’s not a lot of other companies that serve the diversity of interests that we do from the largest companies in the world, Amazon, Microsoft, to people who may live in a small apartment and have to choose, you know, what they’re going to spend their money on because they don’t have enough to cover all their expenses.

Not a lot of other companies have that diversity of customer interests. Most companies do not have a legal obligation to serve everyone like we do. And so we should start with that. Like we are a public service company, and our job is to serve everybody, and we’re going to do everything within our power to make sure that we can. And we’ve demonstrated we have a track record of doing that over a long period of time. And then beyond that, you know, we need to think about doing our best. Back to the point that I made at the beginning, that a lot of our customers don’t devote, don’t have the time. They’ve got their own lives to lead. They don’t have a lot of time to devote to understanding the intricacies of our business. But we’ve got it in a simple terms possible communicate to them about the way we are focused on the cheapest way that we can keep their lights on and serve all of our customers, and care just as much about the person who lives in small apartment as Amazon, because we owe it that level of care to all of them.

You know, just every interaction that I’ve had with the NextEra team since the announcement, I’ve just really been impressed with their company, with the way they operate, with the way they go about things. I think Gina described it really well. They’re just very thoughtful. They think through complex problems extremely well. And so, I have a great deal of confidence that not only is the merger going to close, get the regulatory approvals to close, but that it’s going to ultimately in the short, medium and long term, be really good for our customers, for the communities where we do business and for the people who work here.

So, I appreciate everybody’s time and attention today, and I know the merger will continue to be a focus for all of us, but also we all need to remember we’ve got an important company to continue operating successfully here. You all have done it exceptionally well. Please keep it up. Thanks a lot.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The definitive proxy statement filed by Dominion Energy with the Securities and Exchange Commission (SEC) on July 28, 2026 (available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm) describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in Dominion Energy’s definitive proxy statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC a registration statement on Form S-4 (File No. 333-297351) on July 9, 2026 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (the Registration Statement), which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed a final prospectus on July 28, 2026 (available at

https://www.sec.gov/Archives/edgar/data/753308/000110465926087576/tm2614888-19_424b3.htm) and Dominion Energy filed a definitive proxy statement on July 28, 2026 (available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm). NextEra Energy and Dominion Energy first mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus filed with the SEC on July 28, 2026. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.